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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	591176102	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Kitty Hawk Capital Limited Partnership IV

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	56-2069006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,247,825

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,247,825

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,247,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Kitty Hawk Partners LLC IV

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	56-2069008

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,247,825

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,247,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,247,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	591176102	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Walter H. Wilkinson, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,247,825

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,247,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,247,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	591176102	Page	5	of	7

1	NAMES OF REPORTING PERSONS: W. Chris Hegele

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,247,825

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,247,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,247,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:
186 North Avenue East
Cranford, NJ 07016
Item 2.
(a)	Name of person filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:
2901 Coltsgate Rd., Suite 100
Charlotte, NC 28211
(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Pages, Items 5 through 11.
By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
The general partner of Kitty Hawk Capital Limited Partnership IV is Kitty Hawk Partners LLC IV. The Managing Members of Kitty Hawk Partners LLC IV are Walter Wilkinson, Jr. and W. Chris Hegele.
     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
     Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

January 31, 2006

Date

KITTY HAWK CAPITAL LIMITED PARTNERSHIP IV
By:	KITTY HAWK PARTNERS LIMITED LIABILITY COMPANY IV, its General Partner

By:	/s/ Walter H. Wilkinson

Walter H. Wilkinson, Jr.
Managing Member

KITTY HAWK CAPITAL PARTNERS LIMITED LIABILITY COMPANY IV

By:	/s/ Walter H. Wilkinson

Walter H. Wilkinson, Jr.
Managing Member

/s/ Walter H. Wilkinson

WALTER H. WILKINSON, JR.

/s/ W. Chris Hegele

W. CHRIS HEGELE